Exhibit 99.2

BUENOS AIRES, August 11, 2021

Notice: CPSA-GG-N-0297/21-AL

Bolsa de Comercio de Buenos Aires

Subject: Information set forth by Section 63 of Buenos Aires Stock Exchange Regulations

Dear Mr./Madam,

We contact you in compliance with the abovementioned section so as to inform that on August 11, 2021, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the period ended June 30, 2021 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.
Income (loss) for the six-month period ended June 30, 2021:

ARS 000
Income (loss) for the period
attributable to shareholders of the Company	(3,734,920)
attributable to non-controlling shareholding	31,453
Total income(loss) for the period- Loss	(3,703,467)

2.
Other comprehensive income (loss) for the six-month period ended June 30, 2021:

ARS 000
Other comprehensive income for the period
attributable to shareholders of the Company	-
attributable to non-controlling shareholding	-
Total other comprehensive income for the period	-

3.
Total comprehensive income (loss) for the six-month period ended June 30, 2021:

ARS 000
Net comprehensive income (loss) for the period
attributable to shareholders of the Company	(3,734,920)
attributable to non-controlling shareholding	31,453
Total net comprehensive income (loss) for the period-Loss	(3,703,467)

4.
Shareholders’ equity details divided into items and amounts as at June 30, 2021:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	32,491,347
Statutory Reserve	5,241,866
Optional Reserve	68,962,421
Other accounts of equity	(2,464,063)
Retained earnings	(3,728,022)
Non-controlling shareholding	94,471
Total	102,112,042

attributable to shareholders of the Company	102,017,571
attributable to non-controlling shareholding	94,471

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

5.
Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099